SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                (Amendment No. 3)

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                            GrandSouth Bancorporation
                                (Name of Issuer)

                              GrandSouth Bancorporation

   Ronald K. Earnest            Harold E. Garrett          Baety O. Gross, Jr.
   Mason Y. Garrett             Michael L. Gault          J. Calhoun Pruitt, Jr.
 S. Hunter Howard, Jr.         S. Blanton Phillips
                      (Names of Person(s) Filing Statement)

            Common Stock                                386627 10 3
   (Title of Class of Securities)          (CUSIP Number of Class of Securities)

         Ronald K. Earnest                                Copies To:
             President                             George S. King, Jr., Esq.
     GrandSouth Bancorporation                    Suzanne Hulst Clawson, Esq.
          381 Halton Road                        Haynsworth Sinkler Boyd P.A.
  Greenville, South Carolina 29607               1201 Main Street, 22nd Floor
           (864) 770-1000                       Columbia, South Carolina 29201
  (Name, address, and telephone numbers               (803) 779-3080
 of person authorized to receive notices
 and communications on behalf of filing persons)

This statement is filed in connection with (check the appropriate box):
a.     [X] The filing of  solicitation  materials  or an  information  statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.     [ ] The filing of a registration  statement  under the  Securities Act of
           1933.
c.     [ ] A tender offer.
d.     [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee
                Transaction valuation*        Amount of filing fee
                ----------------------        --------------------
                     $1,892,025.76                   $105.58

* For purposes of calculating the fee only. This amount assumes 290,188 shares of common stock of the subject company will be exchanged for 290,188 shares of Series A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), because there is no market for the common stock, the transaction value is based on the book value of the common stock of the subject company as of June 30, 2009, which was $6.52 per share. The amount of the filing fee equals $55.80 per every $1 million in aggregate transaction value.

[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $105.58         Filing Party:  GrandSouth Bancorporation

Form or Registration No.: Schedule 13E-3          Date Filed: September 29, 2009
                           No. 005-81190

                  TRANSACTION STATEMENT UNDER SECTION 13(e) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule") is being filed by the filing persons listed on the cover of this Schedule in connection with an amendment to the articles of incorporation of GrandSouth Bancorporation ("GrandSouth" or the "Company"), which provides for the reclassification (the "Reclassification") of shares of the Company's common stock held by shareholders of record of fewer than 2,001 shares into the Company's common stock into a like number of shares of Series A Preferred Stock. The Reclassification is designed to reduce the number of shareholders of record of the Company's common stock to below 300 in order to allow the Company to terminate registration of its common stock under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act") and to suspend its obligation to file reports under Section 15(d) of the Exchange Act. The proposed amendment is attached as Appendix A to the Definitive Proxy Statement, as amended, filed by the Company concurrently with this Schedule. The Definitive Proxy Statement is being filed under cover of Schedule 14A (Amendment No. 3) pursuant to Regulation 14A of the Exchange Act, and is incorporated by reference herein including appendices. The Definitive Proxy Statement relates to the special meeting of shareholders at which the Company's shareholders will consider and vote upon the proposed amendments.

All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

Item 1.    Summary Term Sheet

The required  information is incorporated herein by reference to the sections of
Exhibit 1 entitled "QUESTIONS AND ANSWERS ABOUT, AND SUMMARY TERMS, OF THE RECLASSIFICATION."

Item 2.    Subject Company Information

The subject company is GrandSouth Bancorporation. The principal executive offices of the subject company are located at 381 Halton Road, Greenville, South Carolina 29607, and its telephone number is (864) 770-1000. As of December 11, 2009, there were 3,573,695 shares of the Company's common stock outstanding. The required information relating to trading market, price, dividends, prior public offerings and prior stock purchases is incorporated herein by reference to the section of Exhibit 1 entitled "MARKET PRICE OF GRANDSOUTH BANCORPORATION COMMON STOCK AND DIVIDEND INFORMATION."

Item 3.    Identity and Background of Filing Person

The business address and telephone number of each filing person listed on the cover of this Schedule is c/o GrandSouth Bancorporation, 381 Halton Road, Greenville, South Carolina 29607, telephone (864) 770-1000. Each filing person is a citizen of the United States and is a director of the Company. Mason Y Garrett is also the Chairman and Chief Executive Officer of the Company and Ronald K. Earnest is the President and Chief Operating Officer of the Company. The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION ABOUT GRANDSOUTH AND ITS AFFILIATES - Directors and Executive Officers."

Item 4. Terms of the Transaction

The required  information is incorporated herein by reference to the sections of
Exhibit 1 entitled "SPECIAL FACTORS -- Overview of the Amendment to our Articles of Incorporation and the Reclassification," "-- Purpose and Structure of the Reclassification," "-- Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation," "-- Our Position as to the Fairness of the Reclassification," "-- Effects of the Reclassification on GrandSouth Bancorporation," "-- Effects of the Reclassification on Shareholders of GrandSouth Bancorporation," "-- Material Federal Income Tax Consequences of the Reclassification," "-- Dissenters' Rights," and" "-- Accounting Treatment;"


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

"DESCRIPTION OF CAPITAL STOCK - Common Stock," "-- Preferred  Stock," "-- Series
A  Preferred   Stock;"  and  "INFORMATION   REGARDING  THE  SPECIAL  MEETING  OF
SHAREHOLDERS  - Vote  Required  and  Method  of  Counting  Votes."

Item 5. Past Contacts, Transactions, Negotiations and Agreements

The required  information is incorporated herein by reference to the sections of
Exhibit 1 entitled "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS;" "INFORMATION ABOUT GRANDSOUTH AND ITS AFFILIATES - Stock Ownership by Affiliates;" "SPECIAL FACTORS - Effects of the Reclassification on GrandSouth Bancorporation - Effect on Outstanding Options," "-- Effect on Our Directors and Executive Officers," "-- Elimination of Protection Under Section 16 of the
Exchange Act," "-- Interests of Certain Persons in the Reclassification;" and "QUESTIONS AND ANSWERS ABOUT, AND SUMMARY TERMS OF, THE RECLASSIFICATION AND SPECIAL MEETING - Do your directors and officers have different interests in the Reclassification?"

During the past two years, there have been no negotiations, transactions or material contacts between any of the filing persons and GrandSouth Bancorporation or any of its affiliates concerning any merger, consolidation, acquisition, tender offer for, or other acquisition of, any class of GrandSouth Bancorporation's securities, election of GrandSouth Bancorporation's directors, or sale or other transfer of a material amount of assets of GrandSouth Bancorporation, nor have there been any such negotiations or material contacts concerning such matters between any affiliates of GrandSouth Bancorporation, or GrandSouth Bancorporation or any of its affiliates and any person not affiliated with GrandSouth Bancorporation who would have a direct interest in such matters.

Item 6.    Purposes of the Transaction and Plans or Proposals

The shares of common stock reclassified to Series A Preferred Stock in the transaction will be cancelled and become authorized but unissued common stock. Other than the Reclassification described in response to Item 4, and as set forth below, there are no plans, proposals or negotiations relating to or that would result in:

           (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving GrandSouth or any subsidiary;

           (2) any purchase, sale or transfer of a material amount of assets of GrandSouth or any subsidiary;
           (3) any material change in GrandSouth's present dividend rate or policy or in its indebtedness or capitalization;

           (4) any change in GrandSouth's present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer's employment contract;

           (5) any other material change in GrandSouth's corporate structure or business;

           (6) any class of GrandSouth's equity securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association; or

           (7) except as disclosed in response to Item 7 relating to the prospective termination of registration of the GrandSouth common stock under the Exchange Act, any class of GrandSouth's equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

           (8) If the Reclassification described in response to Item 7 is completed, and Grand South terminates registration of its common stock under Section 12(g)(4) of the Exchange Act, then pursuant


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

                to Rule 12g-4(b), GrandSouth's duty to file reports required under Section 13(a) solely because of the registration of its common stock under Section 12(g) will be suspended upon filing of the Form 15. Upon filing of the Form 15, GrandSouth would also meet the requirements of Rule 12h-3(a) and (b) for suspension of its obligation to file reports under Section 15(d) of the Exchange Act. However, subsection (c) of Rule 12h-3 renders the suspension of the obligation to file reports unavailable to any class of securities for a fiscal year in which a registration statement that is effective under the Securities Act of 1933 is required to be updated pursuant to
                Section 10(a)(3) of the Securities Act. GrandSouth filed a registration statement on Form S-8 (No. 333-129580) on November 9, 2005, relating to shares of common stock that may be issued pursuant to the GrandSouth Bancorporation 1998 Stock Option Plan. The registration statement continues to be effective and is required to be updated pursuant to Section 10(a)(3) of the Securities Act. The plan has terminated according to its terms, and no further options may be issued pursuant thereto, although options remain exercisable under the plan. In order to terminate GrandSouth's obligation to file reports under Section 15(d), prior to filing the Form 15, GrandSouth intends to deregister the shares of common stock that remain available for issuance under this plan by filing of a post-effective amendment to the Form S-8.

Item 7.    Purposes, Alternatives, Reasons and Effects

The required  information is incorporated herein by reference to the sections of
Exhibit 1 entitled "SPECIAL FACTORS - Overview of the Amendments and the Reclassification," "-- Purpose and Structure of the Reclassification," "-- Background of the Reclassification," "-- Reasons for the Reclassification;" Fairness of the Reclassification; Board Recommendation," "-- Our Position as to the Fairness of the Reclassification," "-- Effects of the Reclassification on GrandSouth Bancorporation," "-- Effects of the Reclassification on Shareholders of GrandSouth Bancorporation," and "-- Material Federal Income Tax Consequences of the Reclassification."

Item 8.    Fairness of the Transaction

The required  information is incorporated herein by reference to the sections of
Exhibit 1 entitled "SPECIAL FACTORS - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation," and "-- Our Position as to the Fairness of the Reclassification."

Item 9.    Reports, Opinions, Appraisals and Negotiations

The required  information is incorporated herein by reference to the sections of
Exhibit 1 entitled "SPECIAL FACTORS - Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation," "-- Our Position as to the
Fairness of the Reclassification;" and "OTHER MATTERS - Reports, Opinions, Appraisals and Negotiations." No written materials were furnished to the board of directors by any outside party (other than counsel) relating to the transaction.

Item 10.   Source and Amount of Funds or Other Consideration

The required  information is incorporated herein by reference to the sections of
Exhibit 1 entitled "SPECIAL FACTORS - Financing of the Reclassification;" and "-- Fees and Expenses."

Item 11.   Interest in Securities of the Subject Company

The required  information is incorporated  herein by reference to the section of
Exhibit 1 entitled "INFORMATION ABOUT GRANDSOUTH AND ITS AFFILIATES - Stock Ownership by Affiliates;" and "DESCRIPTION OF CAPITAL STOCK - Transactions Involving our Securities."

Item 12.   The Solicitation or Recommendation

The required  information is incorporated  herein by reference to the section of
Exhibit 1 entitled  "QUESTIONS  AND ANSWERS  ABOUT,  AND  SUMMARY  TERMS OF, THE

RECLASSIFICATION  AND THE SPECIAL  MEETING - What is the  recommendation  of our
Board  of   Directors   regarding   the   proposal  to  amend  our  Articles  of
Incorporation?"

Item 13.   Financial Statements

The required  information is incorporated herein by reference to the sections of
Exhibit 1 entitled "SELECTED HISTORICAL FINANCIAL INFORMATION;" "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION;" and "OTHER MATTERS - Information Incorporated by Reference."

Item 14.   Persons/Assets Retained, Employed, Compensated or Used

The required  information is incorporated  herein by reference to the section of
Exhibit 1 entitled "INFORMATION ABOUT THE SPECIAL MEETING OF SHAREHOLDERS - Solicitation of Proxies."

Item 15.   Additional Information

Not applicable.

Item 16.   Exhibits

               1. Definitive Proxy Statement, Notice of the Annual Meeting of Shareholders and related cover letter, including:

                    Appendix A  Amendment  to the Articles of Incorporation  and
                                Terms of Series A Preferred Stock
                    Appendix B South Carolina Dissenters' Rights Statute Appendix C Information Incorporated by Reference

                    o Quarterly Reports on Form 10-Q of GrandSouth Bancorporation for the quarters ended March 31, 2009, June 30, 2009, and September 30, 2009 (without exhibits); and

                    o The following portions of the GrandSouth Bancorporation Annual Report to Shareholders, which are filed as a part of Exhibit 13 to the Form 10-K for the fiscal year ended December 31, 2008:

                         o Management's Discussion and Analysis of Financial Condition and Results of Operations

                         o    Report of Independent Registered Public Accounting
                              Firm

                         o Consolidated Balance Sheets at December 31, 2008 and 2007

                         o Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006

                         o    Consolidated     Statements    of    Changes    in
                              Shareholders' Equity and Comprehensive Income for the years ended December 31, 2008, 2007 and 2006

                         o Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006

                         o    Notes to Consolidated Financial Statements

               (Incorporated by reference to the Definitive Proxy Statement, as amended, relating to this transaction filed under cover of
               Schedule 14A (Amendment No. 3); File No. 000-31937)

          2. GrandSouth Bancorporation 1998 Stock Option Plan, as amended (Incorporated by reference to Registrant's Proxy Statement for the 2005 Annual Meeting of Shareholders).

          3. GrandSouth Bancorporation 2009 Stock Option Plan (Incorporated by reference to Registrant's Proxy Statement for the 2009Annual Meeting of Shareholders).

           4. Terms of Series T and Series W Preferred Stock as set forth in Registrant's Articles of Incorporation, as amended (Incorporated by reference to exhibits to Registrant's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2009).

          5. Letter Agreement, dated January 9, 2009 between the Company and the United States Department of the Treasury relating to issuance and sale of the Series T and Series W Preferred Stock and Warrant (Incorporated by reference to exhibits to Registrant's Current Report on Form 8-K filed January 12, 2009).

          6. Warrant for Purchase of Series W Preferred Stock (Incorporated by reference to exhibits to Registrant's Current Report on Form 8-K filed January 12, 2009).

          7. Terms of Series T-2 Preferred Stock as set forth in Registrant's Articles of Amendment (Incorporated by reference to exhibits to Registrant's Form 8-K filed December 14, 2009).

          8. Letter Agreement, dated December 11, 2009 between the Company and the United States Department of the Treasury relating to issuance and sale of the Series T-2 Preferred Stock (Incorporated by reference to exhibits to Registrant's Form 8-K filed December 14,
               2009).

                                               SIGNATURES & POWER OF ATTORNEY

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2009                GRANDSOUTH BANCORPORATION

                                       By: s/Ronald K. Earnest
                                           Ronald K. Earnest
                                           President


Date: December 16, 2009                  OTHER FILING PERSONS:

                                         s/Ronald K. Earnest
                                         --------------------------------------
                                         Ronald K. Earnest

                                         s/Harold E. Garrett
                                         --------------------------------------
                                         Harold E. Garrett
                                         by Ronald K. Earnest, Attorney-in-Fact

                                         s/Mason Y. Garrett
                                         --------------------------------------
                                         Mason Y Garrett
                                         by Ronald K. Earnest, Attorney-in-Fact

                                         s/Michael L. Gault
                                         --------------------------------------
                                         Michael L. Gault
                                         by Ronald K. Earnest, Attorney-in-Fact

                                         s/Baety O. Gross, Jr.
                                         --------------------------------------
                                         Baety O. Gross, Jr.
                                         by Ronald K. Earnest, Attorney-in-Fact

                                         s/S. Hunter  Howard, Jr.
                                         --------------------------------------
                                         S. Hunter Howard, Jr.
                                         by Ronald K. Earnest, Attorney-in-Fact

                                         s/S. Blanton Phillips
                                         --------------------------------------
                                         S. Blanton Phillips
                                         by Ronald K. Earnest, Attorney-in-Fact

                                         s/J. Calhoun  Pruitt, Jr.
                                         --------------------------------------
                                         J. Calhoun Pruitt, Jr.
                                         by Ronald K. Earnest, Attorney-in-Fact

                               POWER OF ATTORNEY*

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Ronald K. Earnest and John B. Garrett as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Rule 13e-3 Transaction Statement on Schedule 13E-3, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or their substitutes, could lawfully do or cause to be done by virtue hereof.

Date: September 16, 2009                OTHER FILING PERSONS:

                                        s/Ronald K. Earnest
                                        ----------------------------------------
                                        Ronald K. Earnest

                                        s/Harold E. Garrett
                                        ----------------------------------------
                                        Harold E. Garrett

                                        s/Mason Y. Garrett
                                        ----------------------------------------
                                        Mason Y Garrett

                                        s/Michael L. Gault
                                        ----------------------------------------
                                        Michael L. Gault

                                        s/Baety O. Gross, Jr.
                                        ----------------------------------------
                                        Baety O. Gross, Jr.

                                        s/S.   Hunter  Howard, Jr.
                                        ----------------------------------------
                                        S. Hunter Howard, Jr.

                                        s/S. Blanton Phillips
                                        ----------------------------------------
                                        S. Blanton Phillips

                                        s/J.  Calhoun  Pruitt, Jr.
                                        ----------------------------------------
                                        J. Calhoun Pruitt, Jr.

*Filed as part of original Schedule 13E-3

EXHIBIT INDEX


               1. Definitive Proxy Statement, Notice of the Annual Meeting of Shareholders and related cover letter, including:

                    Appendix A  Amendment  to the Articles of Incorporation  and
                                Terms of Series A Preferred Stock
                    Appendix B South Carolina Dissenters' Rights Statute Appendix C Information Incorporated by Reference

                    o Quarterly Reports on Form 10-Q of GrandSouth Bancorporation for the quarters ended March 31, 2009, June 30, 2009, and September 30, 2009 (without exhibits); and

                    o The following portions of the GrandSouth Bancorporation Annual Report to Shareholders, which are filed as a part of Exhibit 13 to the Form 10-K for the fiscal year ended December 31, 2008:

                         o Management's Discussion and Analysis of Financial Condition and Results of Operations

                         o    Report of Independent Registered Public Accounting
                              Firm

                         o Consolidated Balance Sheets at December 31, 2008 and 2007

                         o Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006

                         o    Consolidated     Statements    of    Changes    in
                              Shareholders' Equity and Comprehensive Income for the years ended December 31, 2008, 2007 and 2006

                         o Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006

                         o    Notes to Consolidated Financial Statements

               (Incorporated by reference to the Definitive Proxy Statement, as amended, relating to this transaction filed under cover of
               Schedule 14A (Amendment No. 3); File No. 000-31937)

          2. GrandSouth Bancorporation 1998 Stock Option Plan, as amended (Incorporated by reference to Registrant's Proxy Statement for the 2005 Annual Meeting of Shareholders).

          3. GrandSouth Bancorporation 2009 Stock Option Plan (Incorporated by reference to Registrant's Proxy Statement for the 2009Annual Meeting of Shareholders).

          4. Terms of Series T and Series W Preferred Stock as set forth in Registrant's Articles of Incorporation, as amended (Incorporated by reference to exhibits to Registrant's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2009).

          5. Letter Agreement, dated January 9, 2009 between the Company and the United States Department of the Treasury relating to issuance and sale of the Series T and Series W Preferred Stock and Warrant (Incorporated by reference to exhibits to Registrant's Current Report on Form 8-K filed January 12, 2009).

          6. Warrant for Purchase of Series W Preferred Stock (Incorporated by reference to exhibits to Registrant's Current Report on Form 8-K filed January 12, 2009).

          7. Terms of Series T-2 Preferred Stock as set forth in Registrant's Articles of Amendment (Incorporated by reference to exhibits to Registrant's Form 8-K filed December 14, 2009).

          8. Letter Agreement, dated December 11, 2009 between the Company and the United States Department of the Treasury relating to issuance and sale of the Series T-2 Preferred Stock (Incorporated by reference to exhibits to Registrant's Form 8-K filed December 14,
               2009).


























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